Exhibit 4.2

TERMS AND CONDITIONS
OF
GLOBAL PHILIPS RESTRICTED SHARE RIGHTS PROGRAM 2003
Grants April 2003, July 2003, October 2003 and February 2004

Article 1 Definitions

In this Global Philips Restricted Share Program 2003 the following definitions shall apply:

1.	Custody Account:	a custody account maintained in the name of a Participant other than a Nominee Account.

2.	Date of Grant:	the date at which a Restricted Share Right is granted pursuant to this Program.

3.	Delivery Date:	– in respect of 1 Year Term Restricted Share Rights: [..….., 2004];

– in respect of 2 Year Term Restricted Share Rights: [……, 2005];

– in respect of 3 Year Term Restricted Share Rights: [......, 2006].

4.	Employing Company:	any company within the Philips group of companies and such other company as Philips may from time to time designate or approve.

5.	Nominee Account:	a custody account maintained in the name of a Participant established by an administrator designated by Philips.

6.	Premium Date:	the date which is three years after the applicable Delivery Date.

7.	Premium Shares:	any Shares (to be) delivered to a Participant pursuant to Article 7 hereof.

8.	Retainment Period:	the period commencing on the Delivery Date applicable to a particular Restricted Share Right until the Premium Date applicable to such Restricted Share Right.

9.	Participant:	an individual who has accepted any Restricted Share Rights under this Program.

10.	Philips:	Koninklijke Philips Electronics N.V.

11.	Program:	this Global Philips Restricted Share Program 2003.

12.	Restricted Share Right:	the conditional right granted to a Participant to receive one Share subject to the terms of this Program. Restricted Share Rights will be categorized as “1 Year Term Restricted Share Rights”, “2 Year Term Restricted Share Rights” or “3 Year Term Restricted Share Rights”, as applicable.

13.	Share:	a common share of Philips (to be) delivered under this Program.

Article 2
Grant of Restricted Share Rights

Any Restricted Share Rights may be granted to an eligible individual, subject to the (acceptance by such individual of the) terms and conditions of this Program. Any Restricted Share Rights offered to any such individual and the terms and conditions governing such rights shall be deemed accepted by such individual with effect from the applicable Date of Grant in case Philips has not received, in accordance with a procedure established by Philips, a notice of rejection of such rights within fourteen (14) days of the notice of grant of such rights or such later date as may be determined by Philips.

Article 3
Termination of Employment

1.	Except as provided in Article 3.2 and 3.3 hereof, in case a Participant is no longer employed by any Employing Company as a result of the termination of such Participant’s employment with an Employing Company for any reason whatsoever prior to the applicable Delivery Date, such Participant’s Restricted Share Rights shall be forfeited effective as of the date of termination of such Participant’s employment with the Employing Company without the Participant being entitled to any compensation or any obligation on the part of Philips or any of its subsidiaries unless Philips determines, in its sole discretion, otherwise in writing. Any such determination shall be final, conclusive and binding and may be subject to such conditions as Philips may determine appropriate.

2.	In case a Participant is no longer employed by any Employing Company as a result of the termination of such Participant’s employment with an Employing Company for reasons of (i) death, (ii) disablement, (iii) legal incapacity, (iv) retirement -including, but not limited to, early retirement- (retirement or early retirement to be defined as termination of service with eligibility for an immediate retirement benefit under a retirement plan of an Employing Company under which such Participant was covered, provided payment of such retirement benefit begins immediately following such termination), or (v) the expiration of a temporary contract of employment, provided such temporary contract of employment has not been extended one or more times, such Participant or, in case of the death or legal incapacity of the Participant, the estate of the Participant or his or her legal representative(s), as the case may be, shall remain entitled to any Restricted Share Rights granted to such Participant prior to the date of such termination subject to, and in accordance with, the terms and conditions of this Program.

3.	In case a Participant is no longer employed by any Employing Company as a result of the sale or other divestment of a business, subsidiary, division or other business unit of

Philips or any part thereof (“Divested Business”), such Participant shall remain entitled to any Restricted Share Rights granted to such Participant prior to the date of the termination of such employment subject to, and in accordance with, the terms and conditions of this Program, provided that such Restricted Share Rights will be forfeited as of the date of termination of the Participant’s employment with the company which acquired the Divested Business from Philips or any of its subsidiaries, without the Participant being entitled to any compensation or any obligation on the part of Philips or its subsidiaries or the transferee or its subsidiaries.

Article 4
Non-transferability

The Restricted Share Rights are strictly personal and may not be assigned, transferred (except by the will or the laws of descent and distribution), pledged, hypothecated, or otherwise encumbered or disposed of in any manner. The Participant may not engage in any transactions on any exchange on the basis of any Restricted Shares Rights. Any violation of the terms of this Article 4 will cause the Restricted Share Rights to become immediately null and void without further notice and without the Participant being entitled to any compensation.

Article 5
Delivery and Holding of Shares

1.	Philips may require a Participant to maintain a Nominee Account in connection with this Program. Nothing contained in this Program shall obligate Philips to establish or maintain or cause to establish or maintain a Nominee Account for any Participant.

2.	Subject to the terms of this Program, Philips will deliver a Share to a Participant on or as soon as reasonably practicable after the relevant Delivery Date. In no event shall Philips have any obligation to deliver any Shares to a Participant prior to the relevant Delivery Date.

3.	Any Shares to be delivered pursuant to Article 5.2 will be credited to the Nominee Account except if a Participant (i) requests Philips to credit such Shares to a Custody Account or (ii) does not maintain a Nominee Account at the date of delivery of such Shares. In case (i) or (ii) as described in the foregoing sentence applies, the Participant shall be responsible to notify Philips in accordance with a procedure (including the period for notification) established by Philips on the details relating to such Custody Account. In case Philips determines in its sole discretion that the Participant has failed to notify Philips in accordance with such procedure, then the Participant shall be deemed to have requested Philips to sell or cause to sell such Shares.

4.	Except as may otherwise be approved in writing by Philips in its sole discretion, in case a Participant is no longer employed by any Employing Company for any reason whatsoever, the Participant (or his or her legal representatives) shall withdraw all Shares credited to the Participant’s Nominee Account within two (2) months of the date of such termination. In case the Participant (or his or her legal representatives, as the case may be) fails to comply with the foregoing obligation, then the Participant shall be deemed to have requested Philips to sell or cause to sell such Shares.

5.	Each Participant shall comply with any applicable “insider trading” laws and regulations and the Philips’ Rules of Conduct with respect to Inside Information.

Article 6
Capital Dilution

Philips may make equitable adjustment or substitution of the number or kind of Shares subject to the Restricted Shares Rights, as it, in its sole discretion, deems equitable to reflect any significant corporate event of or by Philips, for example a change in the outstanding Shares by reason of any stock dividend or split, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other corporate change, or any distribution to holders of Shares other than regular cash dividends.

Article 7
Premium Restricted Share Rights

At a Premium Date, Philips will deliver a number of Premium Shares which is equal to 20% (twenty percent) of the number of Shares pursuant to the Restricted Share Rights acquired by a Participant which are held by the Participant at, and are subject to, such Premium Date. The foregoing obligation shall be subject further to the requirements that: (i) the Participant is still employed by an Employing Company at the relevant Premium Date and (ii) such Shares have been deposited on the Participant’s Nominee Account during the entire Retainment Period in order to enable Philips to monitor whether Participant has retained the Shares during such period. Philips will not be required pursuant to the foregoing to deliver a fraction for a Premium Share but instead the number of Premium Shares shall be rounded downward to the next whole Share. The Participant shall not be entitled to any compensation for such fraction of a Premium Share not delivered by Philips pursuant to the foregoing.

Article 8
Costs and Taxes

1.	All costs of delivering any Shares, including, but not limited to, any Premium Shares, under this Program to a Nominee Account of a Participant shall be borne by Philips. All costs of delivering any Shares, including, but not limited to, any Premium Shares, under this Program to a Custody Account and any other costs connected with the Shares shall be borne by the Participant.

2.	Any and all taxes, duties, levies, charges or social security contributions (“Taxes”) which arise under any applicable national, state, local or supra-national laws, rules or regulations, whether already effective on the date of grant of any Restricted Shares Rights or becoming effective thereafter, and any changes or modifications therein and termination thereof which may result for the Participant in connection with this Program (including, but not limited to, the grant of the Restricted Shares Rights, the ownership of the Restricted Shares Rights and/or the delivery of any Shares under this Program, the ownership and/or the sale of any Shares acquired under this Program) shall be for the sole risk and account of the Participant.

3.	Philips shall have the right to cause to be deducted from any salary payment or other sums due by Philips or any of its subsidiaries to Participant, or requiring the Participant or beneficiary of the Participant, to pay to Philips an amount necessary to settle any Taxes determined by Philips necessary to be withheld in connection with this Program

(including, but not limited to, the grant of the Restricted Shares Rights or the delivery of any Shares (including Premium Shares) under this Program).

4.	Philips shall not be required to deliver any Shares, or to transfer or cause to be transferred any Shares from a Nominee Account to a Custody Account, until Philips has received an amount, or the Participant has made such arrangements, required by Philips necessary to satisfy any withholding of any Taxes and/or costs to be borne by the Participant hereunder as determined by Philips.

Article 9
Dividend Payment on Shares

Philips is entitled, in its sole discretion, to determine the manner in which dividend on any Shares acquired by a Participant pursuant to this Program and deposited on the Nominee Account at the applicable record date, is paid to such Participant, including, but not limited to the payment of dividend by means of a dividend reinvestment plan pursuant to which the dividend will be reinvested in the purchase of Shares.

Article 10
General Provisions

1.	Philips shall have the authority to interpret this Program, to establish, amend, and rescind any rules and regulations relating to this Program, to determine the terms and conditions of any agreements entered into hereunder, and to make all other determinations necessary or advisable for the administration of this Program. Philips shall further have the authority to, in its sole discretion, waive the requirement pursuant to Article 7 that the Shares have been and are deposited on the Nominee Account during the entire Retainment Period. Such waiver may be subject to such conditions as Philips may establish in its sole discretion.

2.	No Participant shall have any rights or privileges of shareholders (including the right to receive dividends and to vote) with respect to Shares to be delivered pursuant to Restricted Share Rights until such Shares are actually delivered to such Participant in accordance with Article 5 of this Program. The Shares delivered shall carry the same rights as common shares of Philips traded on Euronext Amsterdam, or the New York Stock Exchange if applicable, on the day on which these are delivered.

3.	The (value of) Restricted Share Rights granted to, or Shares acquired by, a Participant pursuant to such Restricted Share Right under this Program shall not be considered as compensation in determining a Participant’s benefits under any benefit plan of an Employing Company, including but not limited to, group life insurance, long-term disability, family survivors, or any retirement, pension or savings plan.

4.	Nothing contained in this Program or in any grant made or Agreement entered into pursuant hereto shall confer upon any Participant any right to be retained in employment with any Employing Company, or to be entitled to any remuneration or benefits not set forth in this Program or interfere with or limit in any way with the right of the Company or any of its subsidiaries to terminate such Participant’s employment or to discharge or retire a Participant at any time.

5.	If a provision of this Program is deemed illegal or invalid, the illegality or invalidity shall not affect the remaining parts of this Program, this Program shall be construed as if the illegal or invalid provisions had not been included in this Program.

6.	Where the context requires, words in either gender shall include also the other gender.

7.	This Program shall be governed by and construed in accordance with the laws of The Netherlands, without regard to its principles of conflict of laws.

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Delivery Date Schedule

	1 Year Term	2 Year Term	3 Year Term
April 15, 2003	April 15, 2004	April 15, 2005	April 18, 2006
July 15, 2003	July 15, 2004	July 15, 2005	July 17, 2006
October 14, 2003	October 14, 2004	October 14, 2005	October 16, 2006
February 10, 2004	February 10, 2005	February 10, 2006	February 12, 2007